02 JUN -4

**Rabobank Nederland**

Sender UC G-654, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone ( 00) 31 302162615

Fax ( 00)31 302161928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02034514

Our reference BB/jcd

Date 4 March 2002

SUPPL

Subject Rabobank Nederland **Rule 12g3-2(b) File No. 82-5010**

Dear Sir or Madam,

The enclosed press releases from the period February 2002 and the Pricing Supplements of February 2002 being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Director Control Rabobank Group

dlw 6/4

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

# Press releases



**Rabobank increases Eurobond by EUR 750 million**

February 7 2002

Rabobank Nederland has increased a Eurobond by 750 million. The issue was arranged by BNP Paribas, UBS Warburg and Rabobank International.

| | |
|---|---|
| Issuer: | Rabobank Nederland |
| Currency: | EUR 750 millionincrease to a total of EUR 2,250 million |
| Status: | senior, unsubordinated |
| Coupon: | 4.50% annually |
| Issue Date: | 18 February 2002 |
| Maturity | 9 September 2005 |
| Redemption Price: | 100% |
| Issue Price: | 100.51 plus accrued interest |
| Denomination: | EUR 1,000;10,000;100,000 |
| Listing: | Luxembourg |

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

About Rabobank Group

Rabobank Group provides a broad range of financial services. Its cooperative basis means that it exists primarily for the customer.

All divisions within the Group work closely together in order to offer customers a broad range of financial services and products at the best possible price/quality ratio. Those products include payment, saving, lending, insurance and investment services. The Group comprises around 370 local, independent Rabobank cooperatives, with a total of more than 800,000 members, in addition to such well known subsidiaries as Robeco, Interpolis, Schretlen en Co, Effectenbank Stroeve, Rabobank International, De Lage Landen and Gilde Investment. Abroad, the Group has 142 branches in 38 countries. Rabobank has been awarded the highest credit rating possible by the major credit rating institutions.

In the Netherlands, the Group has 9 million private and commercial customers, and is the market leader in almost every field of financial services.

PreviousNext PreviousNext

# Press releases

**Rabobank increases CHF Public Bond by 300 million**
February 12 2002

Rabobank Nederland has increased a CHF public bond by 300 million. The issue was arranged by Credit Suisse First Boston and Rabo Robeco Bank in Zurich.

| | |
|---|---|
| Issuer: | Rabobank Nederland |
| Currency: | CHF 300 million increase to a total of CHF 2,000 million |
| Status: | senior, unsubordinated |
| Coupon: | 2.50% annually |
| Issue Date: | 27 February 2002 |
| Maturity | 17 February 2006 |
| Redemption Price: | 100% |
| Issue Price: | 98.15% plus accrued interest |
| Denomination: | CHF 10,000 |
| Listing: | EBS (Switzerland) |

About Rabobank Group

Rabobank Group provides a broad range of financial services. Its cooperative basis means that it exists primarily for the customer.

All divisions within the Group work closely together in order to offer customers a broad range of financial services and products at the best possible price/quality ratio. Those products include payment, saving, lending, insurance and investment services. The Group comprises around 370 local, independent Rabobank cooperatives, with a total of more than 800,000 members, in addition to such well known subsidiaries as Robeco, Interpolis, Schretlen en Co, Effectenbank Stroeve, Rabobank International, De Lage Landen and Gilde Investment. Abroad, the Group has 142 branches in 38 countries. Rabobank has been awarded the highest credit rating possible by the major credit rating institutions.

In the Netherlands, the Group has 9 million private and commercial customers, and is the market leader in almost every field of financial services.

Previous Next

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

# Press releases

**Rabobank issues USD 250 Million Eurobond**
February 15 2002

Rabobank has issued an USD 250 million Eurobond. The issue was arranged by Rabobank International, CIBC World Markets and RBC Capital Markets.

| | |
|---|---|
| Issuer: | Rabobank Nederland |
| Currency: | USD 250 million |
| Status: | senior, unsubordinated |
| Coupon: | 4.50% annually |
| Issue Date: | 7 March 2002 |
| Maturity | 30 December 2005 |
| Redemption Price: | 100% |
| Issue Price: | 101.05 % |
| Denomination: | USD 1,000 USD 10,000 USD 100,000 |
| Listing: | Luxembourg |

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

About Rabobank Group

Rabobank Group provides a broad range of financial services. Its cooperative basis means that it exists primarily for the customer.

All divisions within the Group work closely together in order to offer customers a broad range of financial services and products at the best possible price/quality ratio. Those products include payment, saving, lending, insurance and investment services. The Group comprises around 370 local, independent Rabobank cooperatives, with a total of more than 800,000 members, in addition to such well known subsidiaries as Robeco, Interpolis, Schretlen en Co, Effectenbank Stroeve, Rabobank International, De Lage Landen and Gilde Investment. Abroad, the Group has 142 branches in 38 countries. Rabobank has been awarded the highest credit rating possible by the major credit rating institutions.

In the Netherlands, the Group has 9 million private and commercial customers, and is the market leader in almost every field of financial services.

PreviousNext PreviousNext

**Rabobank Nederland**
*Communications Directorate*

*For information* Jan Dost

*Date* 18 February 2002

*Address* *Croeselaan 18, 3521 CB Utrecht*
*Postal address* *Postbus 17100, 3500 HG Utrecht*
*Telephone* *(030) 216 24 11 / 06 53 14 98 77*
*Email* *j.p.k.dost@rn.rabobank.nl*
*Fax* *(030) 216 19 16*

*Internet* *www.rabobankgroep.nl/persinformatie*

# *Press Release*

### *Proposal Supervisory Board Rabobank Nederland*

## *PROF. LENSE KOOPMANS NOMINATED AS CHAIRMAN OF NEW-STYLE SUPERVISORY BOARD*

The Supervisory Board of Rabobank Nederland intends to nominate Prof. Lense Koopmans as Chairman of the new-style Supervisory Board.

Following consultations with the Board of Directors, the Supervisory Board has put forward Lense Koopmans - who has been a member of the Board of Directors since 1996 and vice-chairman since 2000 - as its nominee for Chairman of the board that will exercise a supervisory role within the new corporate governance structure of Rabobank Nederland.

Rabobank Nederland is currently updating its corporate governance structure. The proposed new structure has been presented to the Central Delegates Assembly (CDA) for discussion and must be approved by the General Meeting. According to the proposed new structure, the local banks will have greater control over matters via the CDA, management responsibility will be placed more explicitly with the Executive Board, the Board of Directors will be eliminated and the supervisory role of the Supervisory Board will be strengthened.

Wim Meijer has served as Chairman of the Board of Directors since 1992 and David Luteijn has been Chairman of the old-style Supervisory Board since 1996; neither will be returning to one of the senior boards of Rabobank Nederland.

Hans Smits is and will remain Chairman of the Executive Board. According to the nomination, he will work with Prof. K. Koopmans as Chairman of the new-style Supervisory Board. The nomination must receive final approval by the General Meeting of Rabobank Nederland that will be held on 6 June.

Prof. Lense Koopmans (aged 58) has served on the Board of Directors of Rabobank Nederland since 1996 and as Vice-chairman since 2000. He is a professor of healthcare economics at the University of Groningen. He furthermore holds directorships at the Algemeen Burgerlijk Pensioenfonds and the Stichting TBI Fonds and is a member of the Advisory Board of Dutch Health Insurers, a member of the Supervisory Board of IHC Holland, Robeco Group and NUON.

**About the Rabobank Group**

The Rabobank Group is a broad financial services provider. Its cooperative foundation has given it a clear customer focus. All the divisions of the Group work in close cooperation in order to jointly offer customers the best possible price-quality ratio and a wide range of financial services and products, such as payment, saving, lending, insuring and investing. The Group consists of 376 independent local cooperative Rabobanks, which together have more than 825,000 members, and encompasses well-known subsidiaries such as Robeco, Interpolis, Schretlen and Co., Effectenbank Stroeve, Rabobank International, De Lage Landen and Gilde Investment. The group is represented internationally with 142 locations in 38 countries. The Rabobank Group has received the highest credit rating from the major rating institutes. In its Dutch home market, the Rabobank Group has nine million private and business customers and is market leader in virtually every area of financial services.

# COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
## COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
## COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
## RABO AUSTRALIA LIMITED
## RABOBANK IRELAND plc

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

**SERIES NO: 313A**
**TRANCHE NO: 1**

# NOK 400,000,000 6.25 per cent. Notes 2002 due February 19, 2007

Issue Price: 101.612 per cent.

**ING**
**Rabobank International**

**Deutsche Bank** | **Dexia Capital Markets**

**Fortis Bank** | **KBC International Group**

**AXA Bank Belgium** | **Danske Bank**

**Westdeutsche Landesbank Girozentrale**

The date of this Pricing Supplement is February 12, 2002.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001, and the Supplemental Offering Circular dated 1 January 2002 (together the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change to the selling restrictions as they are included in the Offering Circular except as provided for in item 36.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2000 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2000.

In connection with this issue, Bank Brussels Lambert S.A. may over-allot or effect transactions which stabilise or maintain the market price of the Notes at a level which might not otherwise prevail. Such stabilising, if commenced, may be discontinued at any time.

## GENERAL DESCRIPTION OF NOTES

| | | | |
|---|---|---|---|
| **1** | (i) | Issuer: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| | (ii) | Guarantor: | Not Applicable |
| **2** | (i) | Series Number: | 313A |
| | (ii) | Tranche Number: | 1 |
| **3** | Specified Currency or Currencies: | | Norwegian Kroner ("NOK") |

Final

| | | | |
|---|---|---|---|
| 4 | Aggregate Nominal Amount: | | |
| | (i) | Series: | NOK 400,000,000 |
| | (ii) | Tranche: | NOK 400,000,000 |
| 5 | (i) | Issue Price: | 101.612 per cent. of the Aggregate Nominal Amount |
| | (ii) | Net proceeds: | NOK 398,948,000 |
| 6 | Specified Denominations: | | NOK 10,000 and NOK 50,000 |
| 7 | (i) | Issue Date: | February 19, 2002 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | Not Applicable |
| 8 | Maturity Date: | | February 19, 2007 |
| 9 | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | | No |
| 10 | Interest Basis: | | 6.25 per cent. Fixed Rate |
| 11 | Redemption/Payment Basis: | | Redemption at par |
| 12 | Change of Interest or Redemption/Payment Basis: | | Not Applicable |
| 13 | Put/Call Options: | | Not Applicable |
| 14 | (i) | Status of the Notes: | Senior |
| | (ii) | Status of the Guarantee: | Not Applicable |
| 15 | Listing: | | Luxembourg |
| 16 | Method of distribution: | | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 17 | **Fixed Rate Note Provisions** | | Applicable |
| | (i) | Rate of Interest: | 6.25 per cent. per annum payable annually in arrear |
| | (ii) | Interest Payment Date(s): | 19 February in each year, commencing on 19 February 2003 and ending on 19 February 2007 |
| | (iii) | Fixed Coupon Amount (s): | Fixed interest amount: NOK 625 for each denomination of NOK 10,000; NOK 3,125 for each denomination of NOK 50,000 |
| | (iv) | Broken Amount: | Not Applicable |

| | | |
|---|---|---|
| | (v) Day Count Fraction (Condition 1(a)): | Actual/Actual |
| | (vi) Determination Date(s) (Condition 1(a)): | Not Applicable |
| | (vii) Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| **18** | **Floating Rate Provisions** | Not Applicable |
| **19** | **Zero Coupon Note Provisions** | Not Applicable |
| **20** | **Index Linked Interest Note Provisions** | Not Applicable |
| **21** | **Dual Currency Note Provisions** | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| **22** | **Call Option** | Not Applicable |
| **23** | **Put Option** | Not Applicable |
| **24** | **Final Redemption Amount** | 100 per cent. of the Aggregate Nominal Amount |
| **25** | **Early Redemption Amount** | |
| | (i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes |
| | (ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)): | Yes |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| **26** | Form of Notes: | **Bearer Notes** |
| | (i) Temporary global Note: | Temporary Global Note exchangeable for Definitive Notes on or after the Exchange Date, upon certification as to non-US beneficial ownership |
| | (ii) Applicable TEFRA exemption: | D Rules |

| | | |
|---|---|---|
| **27** | Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | Brussels, Luxembourg, Oslo |
| **28** | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| **29** | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| **30** | Details relating to Instalment Notes: | Not Applicable |
| | (i) Instalment Amount(s): | Not Applicable |
| | (ii) Instalment Date(s): | Not Applicable |
| | (iii) Minimum Instalment Amount: | Not Applicable |
| | (iv) Maximum Instalment Amount: | Not Applicable |
| **31** | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| **32** | Consolidation provisions: | Not Applicable |
| **33** | Other terms or special conditions: | So long as Bearer Notes are represented by a Temporary Global Note and the Temporary Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. |

**DISTRIBUTION**

| | | |
|---|---|---|
| **34** | (i) If syndicated, names of Managers: | Bank Brussels Lambert S.A.<br>Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)<br>Deutsche Bank AG London<br>Dexia Banque Internationale à Luxembourg, société anonyme acting under the name of Dexia Capital Markets<br>Fortis Bank nv-sa |

| | | |
|---|---|---|
| | | KBC Bank NV<br>AXA Bank Belgium<br>Danske Bank A/S<br>Westdeutsche Landesbank Girozentrale |
| | (ii) Stabilising Manager (if any): | Bank Brussels Lambert S.A. |
| | (iii) Dealer's Commission: | Combined management and underwriting commission of 0.25 per cent. of the Aggregate Nominal Amount of the Notes. Selling concession of 1.625 per cent. of the Aggregate Nominal Amount of the Notes. |
| **35** | If non-syndicated, name of Dealer: | Not Applicable. |
| **36** | Additional selling restrictions: | **United States**<br><br>Not 144A eligible, Regulation S Category 2 TEFRA D<br><br>The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, (the "Securities Act") and moreover will be in bearer form and therefore subject to U.S. tax law requirements. Accordingly, the Notes may not be offered, sold or delivered within the United States or to U.S. persons except to the extent permitted by the Offering Circular.<br><br>**United Kingdom**<br><br>Each Manager represents, warrants and agrees that:<br><br>(i) it has not offered or sold and prior to the expiration of the period of six months from the Closing Date, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; |

(ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**") received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

**The Netherlands**

The Notes qualify as "euro-securities" within the meaning of the 1995 exemption regulation (Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995), meaning that:

(i) the Notes are subscribed for and placed by a syndicate of which at least two members are established in different member states that are a party to the treaty to the EEA;

(ii) at least 60 per cent. or more of the Notes issued is placed by syndicate members which are established in one or more states other than the state where the issuing institution is established; and

(iii) subscription for the Notes is only possible through the intermediary of a credit institution (registered with the Dutch Central Bank) or another financial institution which in the conduct of a business or profession provides one or more services described in paragraph 7 and 8 of Annex I to the Banking Co-ordination Directive (2000/12/EC).

Each of the Managers will be required to represent and agree that it has not publicly promoted and will not publicly promote the offer and sale of the Notes (including rights representing an interest in the global note) by conducting a generalised advertising or cold-calling campaign anywhere in the world.

**Norway**

Each Manager represents and agrees, and each further Manager, will be required to represent and agree, that it will not, directly or indirectly, offer or sell and will not, directly or indirectly, offer or sell in the Kingdom of Norway any Notes other than to persons who are registered with the Oslo Stock Exchange.

**OPERATIONAL INFORMATION**

| | | |
|---|---|---|
| **37** | ISIN Code: | XS 0141719160 |
| **38** | Common Code: | 14171916 |
| **39** | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s): | Not Applicable |
| **40** | Delivery: | Delivery against payment |
| **41** | The Paying Agents appointed in respect of the Notes are: | Deutsche Bank AG London<br>Bank Brussels Lambert S.A.<br>Crédit Européen S.A. |

**GENERAL**

| | | |
|---|---|---|
| **42** | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a): | Not Applicable |
| **43** | The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.125874, producing a sum of (for Notes not denominated in Euro): | Euro 50,349,600 |
| **44** | In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.: | Not Applicable |
| **45** | Date of Pricing Supplement: | February 12, 2002 |
| **46** | Date of Base Offering Circular: | September 27, 2001 |

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

02 JUN -4 AM 11: 12

**EXECUTION COPY**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)**
**AUSTRALIA BRANCH**
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)**
**SINGAPORE BRANCH**
**RABO AUSTRALIA LIMITED**
**RABOBANK IRELAND PLC**

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**

# SERIES NO: 310A
# TRANCHE NO: 1
# USD 35,000,000 Fixed Rate Range Notes 2002 due 2014

Issue Price: 100.00 per cent.

**MORGAN STANLEY**

The date of this Pricing Supplement is 14 February 2002

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001 and the Supplemental Offering Circular dated 1 January 2002 (together the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Except as disclosed in this Pricing Supplement, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

A copy of this Pricing Supplement has been filed with the Securities Board of the Netherlands.

In connection with this issue, Morgan Stanley & Co. International Limited may over-allot or effect transactions which stabilise or maintain the market price of the Notes at a level which might not otherwise prevail. Such stabilising, if commenced, may be discontinued at any time.

| | | | |
|---|---|---|---|
| **1** | (i) | Issuer: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| | (ii) | Guarantor: | Not Applicable |
| **2** | (i) | Series Number: | 310A |
| | (ii) | Tranche Number: | 1 |
| | (If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible.) | | Not Applicable |
| **3** | Specified Currency or Currencies: | | U.S. dollars ("USD") |
| **4** | Aggregate Nominal Amount: | | USD 35,000,000 |
| | (i) | Series: | USD 35,000,000 |
| | (ii) | Tranche: | USD 35,000,000 |
| **5** | (iii) | Issue Price: | 100.00 per cent. of the Aggregate Nominal Amount |
| | (iv) | Net proceeds: | USD 35,000,000 |
| **6** | Specified Denominations: | | USD 1,000 |
| **7** | (i) | Issue Date: | 14 February 2002 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | Not Applicable |
| **8** | Maturity Date: | | 14 February 2014 |
| **9** | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | | No |
| **10** | Interest Basis: | | Fixed Rate (See item 17 below) |
| **11** | Redemption/Payment Basis: | | Redemption at par |
| **12** | Change of Interest or Redemption/Payment Basis: | | Not Applicable |
| **13** | Put/Call Options: | | Call |
| **14** | (i) | Status of the Notes: | Senior |
| | (ii) | Status of the Guarantee: | Not Applicable |
| **15** | Listing: | | Luxembourg |

| | | | |
|---|---|---|---|
| **16** | Method of distribution: | | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| **17** | **Fixed Rate Note Provisions** | | Applicable |
| | (i) | Rate of Interest: | See item 17 (vii) below |
| | (ii) | Interest Payment Date(s): | 14 February, 14 May, 14 August and 14 November in each year commencing on 14 May 2002 and ending on the Maturity Date |
| | (iii) | Fixed Coupon Amounts: | Not Applicable |
| | (iv) | Broken Amount: | Not Applicable |
| | (v) | Day Count Fraction (Condition 1(a)): | Not Applicable |
| | (vi) | Determination Date(s) (Condition 1(a)): | Not Applicable |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | The Rate of Interest shall be a rate per annum (expressed as a percentage) determined by the Calculation Agent in accordance with the following formula:<br><br>**10.00% x N/365**<br><br>Where<br><br>"**N**" is the total number of days in the relevant Interest Period, as determined by the Determination Agent, on which the Reference Rate is less than or equal to 7.00 per cent.<br><br>"**Reference Rate**" means 3 month USD LIBOR, being the rate for deposits in USD for a period of three months which appears on Moneyline Telerate Page 3750 (or, if such rate does not so appear, the rate shall be determined on the basis of the rate at which such deposits are offered by four major banks to prime banks in the London interbank market) at 11.00 a.m. London time on each day during the relevant Interest Period (subject to any corrections displayed on such source within one hour of the time when such rate is first displayed) |

| | | |
|---|---|---|
| | | provided that (i) for any day that is not a Reference Rate Business Day the Reference Rate for that day will be the Reference Rate on the immediately preceding Reference Rate Business Day and (ii) the Reference Rate applicable five Reference Rate Business Days prior to an Interest Payment Date will be the applicable Reference Rate for the remainder of the Interest Period<br><br>"**Reference Rate Business Day**" means any day during the relevant Interest Period on which the Reference Rate appears on the Moneyline Telerate Page 3750<br><br>"**Determination Agent**" means Morgan Stanley Capital Services |
| **18** | **Floating Rate Provisions** | Not Applicable |
| **19** | **Zero Coupon Note Provisions** | Not Applicable |
| **20** | **Index Linked Interest Note Provisions** | Not Applicable |
| **21** | **Dual Currency Note Provisions** | Not Applicable |
| **PROVISIONS RELATING TO REDEMPTION** | | |
| **22** | **Call Option** | Applicable |
| | (i) Optional Redemption Date(s): | 14 May 2002, 14 August 2002 and thereafter, 14 February and 14 August in each year commencing on 14 February 2003 and ending on 14 August 2013 |
| | (ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s): | Nominal amount of the Notes to be redeemed |
| | (iii) If redeemable in part: | Not Applicable |
| | (iv) Option Exercise Date(s): | Not Applicable |
| | (v) Description of any other Issuer's option: | Not Applicable |
| | (vi) Notice period (if other than as set out in the Conditions): | Not less than 5 Business Days |
| **23** | **Put Option** | Not Applicable |
| **24** | **Final Redemption Amount** | 100 per cent. of the Nominal amount |

| | | |
|---|---|---|
| **25** | **Early Redemption Amount** | |
| | (i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes |
| | (ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)): | Yes |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| **26** | Form of Notes: | **Bearer Notes** |
| | (i) Temporary or permanent global Note/Certificate: | Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note |
| | (ii) Applicable TEFRA exemption: | D Rules |
| **27** | Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | Not Applicable |
| **28** | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| **29** | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| **30** | Details relating to Instalment Notes: | Not Applicable |
| **31** | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| **32** | Consolidation provisions: | Not Applicable |
| **33** | Other terms or special conditions: | Not Applicable |

## DISTRIBUTION

| | | |
|---|---|---|
| 34 | (i) If syndicated, names of Managers: | Not Applicable |
| | (ii) Stabilising Manager (if any): | Not Applicable |
| 35 | If non-syndicated, name of Dealer: | Morgan Stanley & Co. International Limited |
| 36 | Additional selling restrictions: | (i) The Netherlands<br><br>The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).<br><br>(ii) General:<br><br>The Dealer agrees that it will not offer or sell any notes, directly or indirectly, or distribute or publish, any form of application, advertisement or other material in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief result in compliance with any applicable laws and regulations thereof.; |

## OPERATIONAL INFORMATION

| | | |
|---|---|---|
| 37 | ISIN Code: | XS0142169282 |
| 38 | Common Code: | 014216928 |
| 39 | Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s): | Not Applicable |
| 40 | Delivery: | Delivery against payment |
| 41 | The Agents appointed in respect of the Notes are: | Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents and Deutsche Bank Luxembourg S.A. as Luxembourg Stock Exchange Listing Agents. |

**GENERAL**

| | | |
|---|---|---|
| **42** | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a): | Not Applicable |
| **43** | The aggregate principal amount of Notes issued has been translated into Euro at the rate of USD 1 = €1.131944 producing a sum of (for Notes not denominated in Euro): | €39,618,040 |
| **44** | Brief summary in French of the main characteristic of any Notes which are to be listed on the Paris Stock Exchange to be inserted: | Not Applicable |
| **45** | In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.: | Not Applicable |
| **46** | Date of Pricing Supplement: | 14 February 2002 |
| **47** | Date of Base Offering Circular: | 27 September 2001 |

Signed on behalf of the Issuer:

By: ____________________
Duly authorised

**Pricing Supplement**



# RABO AUSTRALIA LIMITED

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH**

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH**

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**RABO AUSTRALIA LIMITED**

(Australian Business Number 39 060 452 217)

(incorporated with limited liability in the Australian Capital Territory

**RABOBANK IRELAND plc**

(a company incorporated with limited liability in Ireland)

Euro 40,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**

**SERIES NO: 158A**
**TRANCHE NO: 4**
**AUD 100,000,000 5.50 per cent. Notes 2002 due 2006**

Issue Price: 101.138 per cent.

**TD Securities**
**Trade name of The Toronto-Dominion Bank**

**Rabobank International**

**Commonwealth Bank of Australia**
**KBC International Group**

This issue of Notes will be consolidated with and form a single series with an issue of AUD 100,000,000 5.50 per cent. Notes 2001 due 2006 which were issued on 3 April 2001 the details of which are contained in a Pricing Supplement dated 27 March 2001 (Tranche No 1), an issue of AUD 50,000,000 5.50 per cent. Notes 2001 due 2006 which were issued on 3 July 2001 the details of which are contained in a Pricing Supplement dated 29 June 2001 (Tranche No 2) and an issue of AUD 100,000,000 5.50 per cent. Notes 2001 due 2006 which were issued on 17 July 2001 the details of which are contained in a Pricing Supplement dated 13 July (Tranche No 3), each of these tranches issued under the Rabo Australia Limited Series 158A

The date of this Pricing Supplement is 15 February 2002

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001 as supplemented by the Supplemental Offering Circular dated 1 January 2002 (together, the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

The Netherlands:

Each Manager understands that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that

(a) the Notes are underwritten and placed by a syndicate of which at least two members have their seat in different member states of the EEA;

(b) at least 60% of the Notes is placed by syndicate members established in one or more states other than the state member where the issuing institution has its corporate seat; and

(c) subscription for the Notes is only possible or the Notes can in the first instance only be purchased through the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the course of its business carries out one or more of the activities referred to in paragraphs 7 and 8 of the Annex to the Second Banking Directive.

Each Manager represents and agrees that it shall not at any time conduct a general advertising or soliciting campaign in relation to the Notes.

There has been no significant change in the financial or trading position of the Issuer, the Guarantor or of the Group since 31 December 2000 and no material adverse change in the

financial position or prospects of the Issuer, the Guarantor or of the Group since 31 December 2000.

Australia:

No prospectus or other disclosure document in relation to the Programme or the Notes has been lodged with, or registered by, the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Each Manager represents and agrees that it:

(a) has not offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the Notes in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, the Offering Circular or any other offering material or advertisement relating to the Notes in Australia,

unless (i) the minimum aggregate consideration payable by each offeree is at least AUD 500,000 (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Law, and (ii) such action complies with all applicable laws and regulations.

In addition, each Manager agrees that, in connection with the primary distribution of the Notes, it will not sell Notes to any person if, at the time of such sale, the employees of the Manager aware of, or involved in, the sale knew or had reasonable grounds to suspect that, as a result of such sale, any Notes or an interest in any Notes were being, or would later be, acquired (directly or indirectly) by an associate of the Issuer for the purposes of section 128F(5) of the Income Tax Assessment Act 1936 of Australia.In connection with this issue, The Toronto-Dominion Bank may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on The Toronto-Dominion Bank to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

| | | | |
|---|---|---|---|
| 1 | (i) | Issuer: | Rabo Australia Limited |
| | (ii) | Guarantor: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| 2 | (i) | Series Number: | 158A |
| | (ii) | Tranche Number: | 4 |
| | | | Notes issued under this Pricing Supplement will be consolidated with and form a single series with an issue of AUD 100,000,000 5.50 per cent. Notes 2001 due 2006 (Tranche No 1), an issue of AUD 50,000,000 5.50 per cent. Notes 2001 due 2006 (Tranche No 2) and an issue of AUD 100,000,000 5.50 per cent Notes 2001 due 2006 (Tranche No 3), each of these tranches issued under the Rabo Australia Limited Series 158A |
| 3 | Specified Currency or Currencies: | | Australian Dollars ("**AUD**") |
| 4 | Aggregate Nominal Amount: | | |
| | (i) | Series: | AUD 350,000,000 |
| | (ii) | Tranche: | AUD 100,000,000 |
| 5 | (i) | Issue Price: | 101.138 per cent. of the Aggregate Nominal Amount plus 322 days accrued interest from and including 3 April 2001 to but excluding 19 February 2002 |
| | (ii) | Net proceeds: | 104,115,054.79 (less agreed expenses) |
| 6 | Specified Denominations: | | AUD 1,000, AUD 10,000, AUD 100,000 |
| 7 | (i) | Issue Date: | 19 February 2002 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | 3 April 2001 |
| 8 | Maturity Date: | | 3 April 2006 |
| 9 | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | | No |
| 10 | Interest Basis: | | 5.50 per cent. Fixed Rate |
| 11 | Redemption/Payment Basis: | | Redemption at par |
| 12 | Change of Interest or Redemption/Payment Basis: | | Not Applicable |
| 13 | Put/Call Options: | | Not Applicable |

| | | | |
|---|---|---|---|
| **14** | (i) | Status of the Notes: | Senior |
| | (ii) | Status of the Guarantee: | Senior |
| **15** | Listing: | | Luxembourg |
| **16** | Method of distribution: | | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| **17** | **Fixed Rate Note Provisions** | | Applicable |
| | (i) | Rate of Interest: | 5.50 per cent. per annum payable annually in arrear |
| | (ii) | Interest Payment Date(s): | 3 April in each year commencing on 3 April 2002 and ending on 3 April 2006. |
| | (iii) | Fixed Coupon Amount (s): | AUD 55.00 on each denomination of AUD 1,000, AUD 550.00 on each denomination of AUD10,000 and AUD 5,500.00 on each denomination of AUD 100,000 |
| | (iv) | Broken Amount: | Not Applicable |
| | (v) | Day Count Fraction (Condition 1(a)): | Actual/Actual-ISMA |
| | (vi) | Determination Date(s) (Condition 1(a)): | Interest Payment Dates |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| **18** | **Floating Rate Provisions** | | Not Applicable |
| **19** | **Zero Coupon Note Provisions** | | Not Applicable |
| **20** | **Index Linked Interest Note Provisions** | | Not Applicable |
| **21** | **Dual Currency Note Provisions** | | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| **22** | **Call Option** | Not Applicable |
| **23** | **Put Option** | Not Applicable |
| **24** | **Final Redemption Amount** | Nominal amount |
| **25** | **Early Redemption Amount** | |

| | | |
|---|---|---|
| | (i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes |
| | (ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)): | Yes |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| **26** | Form of Notes: | Bearer Notes |
| | (i) Temporary or permanent global Note/Certificate: | Temporary Global Note which will be exchangeable for Definitive Notes, not earlier than 40 days after the closing date upon certification as to non-U.S. beneficial ownership.<br><br>Upon issue of the Temporary Global Note, the temporary ISIN and Common Code will be those set out in paragraphs 37(i) and 38(i). Upon the exchange of the Temporary Global Note for Definitive Notes, the Notes will be consolidated with and form a single series with an issue of AUD 100,000,000 5.50 per cent. Notes 2001 due 2006 (Tranche No 1), an issue of AUD 50,000,000 5.50 per cent. Notes 2001 due 2006 (Tranche No 2) and an issue of AUD 100,000,000 5.50 per cent Notes 2001 due 2006 (Tranche No 3), each of these tranches issued under the Rabo Australia Limited Series 158A and the ISIN and Common Code will be those set out in paragraphs 37(ii) and 38(ii) |
| | (ii) Applicable TEFRA exemption: | D Rules |
| **27** | Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | Sydney, New York and London |
| **28** | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |

| | | |
|---|---|---|
| **29** | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| **30** | Details relating to Instalment Notes: | Not Applicable |
| **31** | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| **32** | Consolidation provisions: | Not Applicable |
| **33** | Other terms or special conditions: | Not Applicable |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| **34** | (i) | If syndicated, names of Managers: | The Toronto-Dominion Bank<br>Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)<br>(together, the "**Joint Lead Managers**")<br>Commonwealth Bank of Australia<br>KBC Bank NV<br>(together with the Joint Lead Managers, the "**Managers**") |
| | (ii) | Stabilising Manager (if any): | The Toronto-Dominion Bank |
| | (iii) | Manager's Commission: | Combined management and underwriting commission is 0.25 per cent. of the principal amount of the Notes. Selling commission: 1.625 per cent. of the principal amount of the Notes. |
| **35** | | If non-syndicated, name of Manager: | Not Applicable |
| **36** | | Additional selling restrictions: | For the Netherlands:<br><br>Each Manager understands that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that |

(a) the Notes are underwritten and placed by a syndicate of which at least two members have their seat in different member states of the EEA;

(b) at least 60% of the Notes is placed by syndicate members established in one or more states other than the state member where the issuing institution has its corporate seat; and

(c) subscription for the Notes is only possible or the Notes can in the first instance only be purchased through the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the course of its business carries out one or more of the activities referred to in paragraphs 7 and 8 of the Annex to the Second Banking Directive.

Each Manager represents and agrees that it shall not at any time conduct a general advertising or soliciting campaign in relation to the Notes.

For Australia:

No prospectus or other disclosure document in relation to the Programme or the Notes has been lodged with, or registered by, the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Each Manager represents and agrees that it:

(a) has not offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the Notes in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, the Offering Circular or any other offering material or advertisement relating to the Notes in Australia,

unless (i) the minimum aggregate consideration payable by each offeree is at least AUD500,000 (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Law, and (ii) such action complies with all applicable laws and regulations.

In addition, each Dealer agrees that, in connection with the primary distribution of the Notes, it will not sell Notes to any person if, at the time of such sale, the employees of the Dealer aware of, or involved in, the sale knew or had reasonable grounds to suspect that, as a result of such sale, any Notes or an interest in any Notes were being, or would later be, acquired (directly or indirectly) by an associate of the Issuer for the purposes of section 128F(5) of the Income Tax Assessment Act 1936 of Australia.

**OPERATIONAL INFORMATION**

| | | | |
|---|---|---|---|
| **37** | (i) | Temporary ISIN Code: | XS0143303641 |
| | (ii) | ISIN Code: | XS0125618065 |
| **38** | (i) | Temporary Common Code: | 14330364 |
| | (ii) | Common Code: | 12561806 |

**39** Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s): Not Applicable

**40** Delivery: Delivery against payment

**41** The Agents appointed in respect of the Notes are: Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A., and Banque Générale du Luxembourg S.A. as Paying Agents

**GENERAL**

**42** Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a): Not Applicable

**43** The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.58588 producing a sum of (for Notes not denominated in Euro): Euro 58,588,000

| | | |
|---|---|---|
| **44** | In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.: | Not Applicable |
| **45** | Date of Pricing Supplement: | 15 February 2002 |
| **46** | Date of Base Offering Circular: | 27 September 2001, save that the Terms and Conditions of the Notes as set out in the offering circular dated 10 October 2000 shall apply |

Signed on behalf of the Issuer:

By:

Duly authorised

Signed on behalf of the Guarantor:

By:

Duly authorised

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH**

**RABO AUSTRALIA LIMITED**

**RABOBANK IRELAND plc**

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)**

# Pricing Supplement

SERIES NO: 8A
TRANCHE NO: 7
Euro 750,000,000 4.50 per cent. Notes 2002 due 2005
Issue Price: 100.51 per cent. plus accrued interest from and including 9 September 2001 to, but excluding, 18 February 2002

The Notes will upon issue be consolidated to form a single series with an issue of Euro 500,000,000 4.50 per cent. Notes 1998 due 2005, issued on 9 September 1998 details of which are contained in a Pricing Supplement dated 2 September 1998, an issue of Euro 125,000,000 4.50 per cent. Notes 1999 due 2005 issued on 9 September 1999 details of which are contained in a Pricing Supplement dated 2 September 1999, an issue of Euro 150,000,000 4.50 per cent. Notes 1999 due 2005 issued on 8 October 1999 details of which are contained in a Pricing Supplement dated 6 October 1999, an issue of Euro 225,000,000 4.50 per cent. Notes 2000 due 2005 issued on 25 January 2000 details of which are contained in a Pricing Supplement dated 21 January 2000, an issue of Euro 250,000,000 4.50 per cent. Notes 2001 due 2005 issued on 9 February 2001 details of which are contained in a Pricing Supplement dated 7 February 2001 and an issue of Euro 250,000,000 4.50 per cent. Notes 2001 due 2005 issued on 9 November 2001 details of which are contained in a Pricing Supplement dated 7 November 2001.

**BNP PARIBAS**
**UBS WARBURG**
**RABOBANK INTERNATIONAL**

The date of this Pricing Supplement is 15 February 2002.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001, as supplemented by the Supplemental Offering Circular dated 1 January 2002 (together, the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular save that, in relation to the conditions of the Notes, this Pricing Supplement should be read in conjunction with the Offering Circular dated 8 May 1998, as supplemented by the Supplemental Offering Circular dated 17 August 1998 (the "**Original Offering Circular**"). Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular and in relation to the conditions of the Notes, the Original Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular, the Original Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer or of the Group since 30 June 2001 (being the date of the latest unaudited consolidated interim financial statements of the Group included in the Offering Circular) and no material adverse change in the financial position or prospects of the Issuer or the Group since 30 June 2001 (being the date of the latest unaudited consolidated interim financial statements of the Group included in the Offering Circular).

The Netherlands:

Each Manager understands that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*), i.e. that:

(i) the Notes are underwritten and placed by a syndicate of which at least two members have their seat in different member states of the EEA;

(ii) at least 60 per cent. of the Notes is placed by syndicate members established in one or more states other than the state member where the issuing institution has its corporate seat;

(iii) subscription for the Notes is only possible or the Notes can in the first instance only be purchased through the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the course of its business carries out one or more of the activities referred to in paragraphs 7 and 8 of the Annex to the Second Banking Directive.

Each Manager represents and agrees that it shall not at any time conduct a general advertising or soliciting campaign in relation to the Notes.

In connection with this issue, BNP Paribas or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on BNP Paribas or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

| | | | |
|---|---|---|---|
| **1** | (i) | Issuer: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A (Rabobank Nederland) |
| | (ii) | Guarantor | N/A |
| **2** | (i) | Series Number: | 8A |
| | (ii) | Tranche Number: | 7 |
| | | | On or after 1 April 2002 the Notes will, upon being represented by Definitive Notes with interest coupons attached, be consolidated to form a single series with an issue of Euro 500,000,000 4.50 per cent. Notes 1998 due 2005, issued on 9 September 1998 details of which are contained in a Pricing Supplement dated 2 September 1998, an issue of Euro 125,000,000 4.50 per cent. Notes 1999 due 2005 issued on 9 September 1999, details of which are contained in a Pricing Supplement dated 2 September 1999, an issue of Euro 150,000,000 4.50 per cent. Notes 1999 due 2005 issued on 8 October 1999, details of which are contained in a Pricing Supplement dated 6 October 1999, an issue of Euro 225,000,000 4.50 per cent. Notes 2000 due 2005 issued on 25 January 2000, details of which are contained in a Pricing Supplement dated 21 January 2000, an issue of Euro 250,000,000 4.50 per cent. Notes 2001 due 2005 issued on 9 February 2001, details of which are contained in a Pricing Supplement dated 7 February 2001 and an issue of Euro 250,000,000 4.50 per cent. Notes 2001 due 2005 issued on 9 November 2001, details of which are contained in a Pricing Supplement dated 7 November 2001 (together the "**Original Notes**") |
| **3** | Specified Currency or Currencies: | | Euro |
| **4** | Aggregate Nominal Amount: | | |
| | (i) | Series: | Euro 2,250,000,000 |
| | (ii) | Tranche: | Euro 750,000,000 |

| | | | |
|---|---|---|---|
| 5 | (i) Issue Price: | | 100.51 per cent. of the Aggregate Nominal Amount plus accrued interest from 9 September 2001 to, but excluding, 18 February 2002 |
| | (ii) Net proceeds: | | Euro 767,043,750 (less agreed expenses) |
| 6 | Specified Denominations: | | Euro 1,000; Euro 10,000 and Euro 100,000 |
| 7 | (i) Issue Date: | | 18 February 2002 |
| | (ii) Interest Commencement Date (if different from the Issue Date): | | 9 September 2001 |
| 8 | Maturity Date: | | 9 September 2005 |
| 9 | Domestic Note: (if Domestic Note, there will be gross-up for withholding tax) | | No |
| 10 | Interest Basis: | | 4.50 per cent. Fixed Rate |
| 11 | Redemption/Payment Basis: | | Redemption at par |
| 12 | Change of Interest or Redemption/Payment Basis: | | N/A |
| 13 | Put/Call Options: | | N/A |
| 14 | (i) Status of the Notes: | | Senior |
| | (ii) Status of the Guarantee: | | N/A |
| 15 | Listing: | | Luxembourg |
| 16 | Method of distribution: | | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 17 | **Fixed Rate Note Provisions** | | Applicable |
| | (i) | Rate of Interest: | 4.50 per cent. per annum payable annually in arrear |
| | (ii) | Interest Payment Date(s): | 9 September in each year commencing on 9 September 2002 and ending on 9 September 2005, if not previously redeemed |
| | (iii) | Fixed Coupon Amount (s): | Euro 45.00 on each denomination of Euro 1,000; Euro 450.00 on each denomination of Euro 10,000; and Euro 4,500.00 on each denomination of Euro 100,000 |
| | (iv) | Broken Amount: | N/A |
| | (v) | Day Count Fraction (Condition 1(a)): | 30/360 |
| | (vi) | Determination Date(s) (Condition 1(a)): | N/A |

| | | | |
|---|---|---|---|
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | N/A |
| **18** | **Floating Rate Provisions** | | N/A |
| **19** | **Zero Coupon Note Provisions** | | N/A |
| **20** | **Index Linked Interest Note Provisions** | | N/A |
| **21** | **Dual Currency Note Provisions** | | N/A |

**PROVISIONS RELATING TO REDEMPTION**

| | | | |
|---|---|---|---|
| **22** | **Call Option** | | N/A |
| **23** | **Put Option** | | N/A |
| **24** | **Final Redemption Amount** | | Nominal Amount of the Tranche |
| **25** | **Early Redemption Amount** | | |
| | (i) | Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | N/A |
| | (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) | Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 7(f)): | No |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | | |
|---|---|---|---|
| **26** | Form of Notes: | | Bearer Notes |
| | (i) | Temporary or permanent global Note/Certificate: | The Temporary Global Note will be exchangeable for Definitive Notes with interest Coupons attached on or after a date which is expected to be 1 April 2002 upon certification as to non-U.S. beneficial ownership and upon exchange the Notes will be consolidated and form a single series with the original Notes and the ISIN and the Common Code will be the same as those set out in paragraphs 37(i) and 38(i).<br><br>Until such time, a temporary ISIN and Common Code will be allocated to the Notes as set out in paragraphs 37(ii) and 38(ii) |

| | | | |
|---|---|---|---|
| | (ii) | Applicable TEFRA exemption: | D Rules |
| 27 | | Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | N/A |
| 28 | | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| 29 | | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | N/A |
| 30 | | Details relating to Instalment Notes: | N/A |
| | (i) | Instalment Amount(s): | N/A |
| | (ii) | Instalment Date(s): | N/A |
| | (iii) | Minimum Instalment Amount: | N/A |
| | (iv) | Maximum Instalment Amount: | N/A |
| 31 | | Redenomination, renominalisation and reconventioning provisions: | N/A |
| 32 | | Consolidation provisions: | N/A |
| 33 | | Other terms or special conditions: | The Conditions shall be deleted and replaced, in their entirety, by the Conditions as set out in the Offering Circular dated 8 May 1998, as supplemented by the supplemental offering circular dated 17 August 1998, issued in relation to the Euro 15,000,000,000 Euro Medium-Term Note Programme of the Issuers; as such Conditions are amended by this Pricing Supplement. |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 34 | (i) | If syndicated, names of Managers: | BNP Paribas,<br>UBS AG, acting through its business group, UBS Warburg, and<br>Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) |
| | (ii) | Stabilising Manager (if any): | BNP Paribas |

| | | |
|---|---|---|
| | (iii) Dealer's Commission: | Combined management and underwriting commission: 0.10 per cent. of the principal amount of the Notes. Selling Concession: 0.125 per cent. of the principal amount of the Notes. |
| **35** | If non-syndicated, name of Dealer: | N/A |
| **36** | Additional selling restrictions: | **The Netherlands:** Each Manager understands that the Notes qualify as "Euro-securities" within the meaning of the Exemption regulation pursuant to the 1995 Act on the supervision of the securities trade (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*), i.e. that: |

(i) the Notes are underwritten and placed by a syndicate of which at least two members have their seat in different member states of the EEA;

(ii) at least 60 per cent. of the Notes is placed by syndicate members established in one or more states other than the state member where the issuing institution has its corporate seat; and

(iii) subscription for the Notes is only possible, or the Notes can in the first instance only be purchased through, the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the course of its business carries out one or more of the activities referred to in paragraphs 7 and 8 of the Annex to the Second Banking Directive (replaced by paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EG of the European Parliament and of the Council of the European Union of 20 March 2000 relating to the taking up and pursuit of the business of credit institutions (OJ L126)).

| | | | |
|---|---|---|---|
| | | | Each Manager represents and agrees that it shall not at any time conduct a general advertising or soliciting campaign in relation to the Notes anywhere in the world. |

**OPERATIONAL INFORMATION**

| | | | |
|---|---|---|---|
| **37** | (i) | ISIN Code: | XS0090331736 |
| | (ii) | Temporary ISIN: | XS0143221322 |
| **38** | (i) | Common Code: | 9033173 |
| | (ii) | Temporary Common Code: | 14322132 |
| **39** | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s): | | N/A |
| **40** | Delivery: | | Delivery against payment |
| **41** | The Agents appointed in respect of the Notes are: | | Deutsche Bank AG, London Branch as Fiscal Agent, Paying Agent, Calculation Agent and Transfer Agent, Bankers Trust Luxembourg S.A. and UBS AG, as Paying Agents and Transfer Agents, Coöperatieve Centrale Raiffeissen-Boerenleenbank B.A. (Rabobank Nederland), as Paying Agent and Bankers Trust Company, as Registrar and Exchange Agent |

**GENERAL**

| | | | |
|---|---|---|---|
| **42** | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a): | | N/A |
| **43** | The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro): | | N/A |
| **44** | In the case of Notes listed on the Paris Stock Exchange: | | |
| | (i) | the number of Notes to be issued in each Denomination | N/A |
| | (ii) | Sicovam number: | N/A |
| | (iii) | Paying agent in France: | N/A |
| | (iv) | address in Paris where documents available for inspection: | N/A |
| | (v) | list of such documents available for inspection: | N/A |

| | | | |
|---|---|---|---|
| | (vi) | Specialised broker: | N/A |
| | (vii) | Responsibility statement in French to be inserted. | N/A |
| **45** | Brief summary in French of the main characteristics which are to be listed on the Paris Stock Exchange to be inserted. | | N/A |
| **46** | In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.: | | |
| | (i) | Effective yield at Issue Price | N/A |
| | (ii) | Listing: | N/A |
| | (iii) | Numbering and letters: | N/A |
| | (iv) | Whether CF-Form Notes will be issued: | N/A |
| | (v) | Numbering and letters of CF-Form Notes: | N/A |
| | (vi) | Net proceeds: | N/A |
| | (vii) | Amsterdam Listing and Paying Agent: | N/A |
| | (viii) | Notices: | N/A |
| **47** | Date of Pricing Supplement: | | 15 February 2002 |
| **48** | Date of Base Offering Circular: | | 27 September 2001 |

Signed on behalf of the Issuer:

By: [signature]

Duly authorised

# Pricing Supplement

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc**

**Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc, by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

**SERIES NO.: 320A
TRANCHE NO.:1**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) (the "Issuer")**

**USD 67,150,000 Callable Fixed Rate Accrual Notes due 20 February 2009**

**Issue Price: 100.00 per cent.**

**Schroder Salomon Smith Barney**



The date of this Pricing Supplement is 20 February 2002

**Information Concerning Investment Risk**

This is not a public offer of Notes. Other than with respect to the listing of the Notes on the Luxembourg Stock Exchange, no documentation relating to or detailing the terms of the Notes has been filed, registered with or approved by any authority in any jurisdiction and no action has been taken in any country or jurisdiction that would permit a public offering of the Notes. Noteholders and prospective purchasers will be deemed to represent that they have and will comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver the Notes.

Noteholders and prospective purchasers of Notes should ensure that they understand the nature of the Notes and the extent of their exposure to risk and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

On each Interest Payment Date from and including 20 August 2003 the Notes bear Interest dependant on a daily quotation of 6 month USD LIBOR on Telerate page 3750, during the relevant Interest Period, as more fully specified below. Therefore the quotation on each day may effect the value of Interest payable on the relevant Interest Payment Date or in fact whether any interest will be payable on such Interest Payment Date. The table included in the Annex hereto sets forth the value of 6 month USD LIBOR at 11:00 a.m. London time on the last business day of each month from 31 January 1990 to 31 January 2002. This table is purely for reference purposes, the historical movement of 6 month USD LIBOR under various economic circumstances is not necessarily indicative of the future performance of 6 month USD LIBOR or what the value of the Notes may be in the future. Any historical trend in the value of 6 month USD LIBOR set forth in the Annex is no indication that 6 month USD LIBOR or the value of the Notes is more or less likely to increase or decrease at any time during the term of the Notes.

Noteholders and prospective purchasers of Notes should conduct their own investigations and, in deciding whether or not to purchase Notes, prospective purchasers should form their own views of the merits of an investment related to the Index based upon such investigations and not in reliance on any information given in this Pricing Supplement.

Given the highly specialised nature of these Notes, the Issuer and the Dealer consider that they are only suitable for highly sophisticated investors who are able to determine for themselves the risk of an investment of this nature.

Consequently, if you are not an investor who falls within the description above you should not consider purchasing these Notes without taking detailed advice from a specialised professional adviser.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September, 2001, and the Supplemental Offering Circular dated 1 January, 2002 (together the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeissen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Except as disclosed in this Pricing Supplement, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2000 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2000.

A copy of this Pricing Supplement has been filed with the Securities Board of the Netherlands.

| | | |
|---|---|---|
| 1. | Issuer: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). |
| 2. | (i) Series Number: | 320A |
| | (ii) Tranche Number: | 1 |
| 3. | Specified Currency or Currencies: | United States Dollar ("USD"). |
| 4. | Aggregate Nominal Amount | |
| | (i) Series: | USD 67,150,000. |
| | (ii) Tranche: | USD 67,150,000. |
| 5. | Issue Price: | 100.00 per cent. of the Aggregate Nominal Amount. |
| 6. | Specified Denominations: | USD 10,000. |
| 7. | Issue Date: | 20 February 2002. |
| 8. | Maturity Date: | 20 February 2009. |
| 9. | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | No. |
| 10. | Interest Basis: | Floating Rate/Fixed Rate (further details specified below). |
| 11. | Redemption/Payment Basis: | Redemption at par. |
| 12. | Change of Interest Basis or Redemption/ Payment Basis: | Not Applicable. |
| 13. | Put/Call Options: | Issuer Call Option (further details specified below). |
| 14. | Status of the Notes: | Senior. |
| 15. | Listing: | Luxembourg Stock Exchange |
| 16. | Method of distribution: | Non-syndicated. |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

17. **Fixed Rate Note Provisions**: Applicable

(i) Rate of Interest:

For the period from and including the Issue Date to but excluding 20 February 2003:

9.00 per cent. per annum payable semi-annually in arrear.

For the period from and including 20 February 2003 to but excluding the Maturity Date the amount of interest payable will be determined by the following:

**9.00 per cent.** multiplied by **Accrual Days** divided by the actual number of days in the relevant Interest Period.

**"Accrual Days"** means the number of days in each Observation Period on which 6-month USD-LIBOR-BBA, as observed by reference to Telerate page 3750 as of 11:00 a.m. London time (the **"Reference Level"**), is greater than 0.00 per cent. but less than or equal to the **Maximum Reference Level**.

If the Telerate page 3750 is cancelled or unavailable, the fall back provisions described under the Definition of 6-month USD-LIBOR-BBA of the ISDA Definitions shall apply.

For any non-London Business Days falling during the **Observation Period** the Reference Level for such a day will be deemed to be the Reference Level as at the immediately preceding Business Day. The Reference Level for the last five calendar days immediately preceding any Interest Payment Date will be deemed to be equal to the Reference Level on the fifth calendar day prior to that Interest Payment Date, or the London Business Day immediately preceding the fifth calendar day prior to that Interest Payment Date should the fifth calendar day be a non-London Business Day.

**"Maximum Reference Level"** means:
6.25 per cent. for the period from and including 20 February 2003 to but excluding 20 February 2004.

6.50 per cent. for the period from and including 20 February 2004 to but excluding 20 February 2005.

6.75 per cent. for the period from and including 20 February 2005 to but excluding 20 February 2006.

7.25 per cent. for the period from and including 20 February 2006 to but excluding the Maturity Date.

**"Observation Period"** means the period from, and including, the first day in each relevant Interest Period to, but excluding, the immediately following Interest Payment Date.

| | |
|---|---|
| (ii) Interest Payment Date(s): | Interest is payable semi-annually in arrear on 20 February and 20 August in each year commencing on 20 August 2002 and ending on the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention for which the relevant Business Days are London and New York. |
| (iii) Fixed Coupon Amounts: | To be determined no later than 2 London Business Days prior to each Interest Payment Date. |
| (iv) Broken Amount: | Not Applicable. |
| (v) Day Count Fraction (Condition 1(a)): | Actual/Actual |
| (vi) Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not applicable |

| | | |
|---|---|---|
| 18. | **Floating Rate Note Provisions**: | Not Applicable. |
| 19. | **Zero Coupon Note Provisions**: | Not Applicable. |
| 20. | **Index Linked Interest Note Provisions**: | Not Applicable. |
| 21. | **Dual Currency Note Provisions**: | Not Applicable. |

## PROVISIONS RELATING TO REDEMPTION

| | | |
|---|---|---|
| 22. | **Call Option** | Applicable. |
| (i) | Optional Redemption Date(s): | Each Interest Payment Date from and including 20 August 2002, subject to adjustment in accordance with the Modified Following Business Day Convention. |
| (ii) | Optional Redemption Amount(s) and method, if any, of calculation of such amount(s): | 100.00 per cent. of the Aggregate Nominal Amount. |
| (iii) | If redeemable in part: | |
| (a) | Minimum nominal amount to be redeemed: | Not Applicable. |
| (b) | Maximum nominal amount to be redeemed: | Not Applicable. |
| (iv) | Option Exercise Date(s): | Not Applicable. |
| (v) | Description of any other Issuer's option: | Not Applicable. |
| (vi) | Notice period (if other than as set out in the Conditions): | The Issuer shall give notice of its intention to redeem the Notes, in whole or in part, no later than 5 London and New York Business Days prior to the relevant Optional Redemption Date. |

| | | |
|---|---|---|
| 23. | **Put Option** | Not applicable. |
| 24. | **Final Redemption Amount** | 100 per cent. of the Aggregate Nominal Amount. |
| 25. | **Early Redemption Amount** | |
| | (i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes. |
| | (ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes. |
| | (iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)): | Yes. |

## GENERAL PROVISIONS APPLICABLE TO THE NOTES

| | | |
|---|---|---|
| **26.** | **Form of Notes:** | Bearer Notes |
| | (i) Temporary or permanent global Note/Certificate: | Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. |
| | (ii) Applicable TEFRA exemption: | D Rules. |
| 27. | Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to Payment Dates: | London. |

| | | |
|---|---|---|
| 28. | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No. |
| 29. | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and, consequences(if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable. |
| 30. | Details relating to Instalment Notes: | Not Applicable. |
| 31. | Redenomination, renominalisation and reconventioning provisions: | Not Applicable. |
| 32. | Consolidation provisions: | Not Applicable. |
| 33. | Other terms or special conditions: | So long as Bearer Notes are presented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders.<br><br>Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 34. | (i) | If syndicated, names of Managers: | Not Applicable. |
| | (ii) | Stabilising Manager (if any): | Not Applicable. |
| | (iii) | Dealer's Commission: | Not Applicable. |
| 35. | If non-syndicated, name of relevant | | |

| | | |
|---|---|---|
| | Dealer: | Salomon Brothers International Limited. |
| 36. | Additional selling restrictions: | The Netherlands:<br><br>The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities). |

**OPERATIONAL INFORMATION**

| | | |
|---|---|---|
| 37. | ISIN Code: | XS0142588176 |
| 38. | Common Code: | 014258817 |
| 39. | Any clearing system(s) other than Euroclear and Clearstream Banking, société anonyme and the relevant identification number(s): | Not applicable. |
| 40. | Delivery: | Delivery against payment. |
| 41. | The Agents appointed in respect of the Notes are: | Fiscal, Paying and Calculation Agent: Deutsche Bank AG London.<br><br>Paying Agent: Deutsche Bank Luxembourg S.A. |

**GENERAL**

| | | |
|---|---|---|
| 42. | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a): | Not applicable. |
| 43. | The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.140845 producing a sum of (for Notes not denominated in Euro): | Euro 76,607,742 |

44. In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.: Not applicable.

45. Date of Pricing Supplement: 20 February 2002.

46. Date of Base Offering Circular: 27 September 2001

Signed on behalf of the Issuer:

By:...............................

*Duly Authorised*

ANNEX

| Date | LIBOR | Date | LIBOR | Date | LIBOR | Date | LIBOR |
|---|---|---|---|---|---|---|---|
| 31/01/90 | 8.43750 | 30/04/93 | 3.3125 | 31/07/96 | 5.88280 | 29/10/99 | 6.12000 |
| 28/02/90 | 8.43750 | 31/05/93 | 3.5000 | 30/08/96 | 5.77340 | 30/11/99 | 6.06380 |
| 30/03/90 | 8.68750 | 30/06/93 | 3.5000 | 30/09/96 | 5.73440 | 31/12/99 | 6.13130 |
| 30/04/90 | 8.87500 | 30/07/93 | 3.5000 | 31/10/96 | 5.56640 | 31/01/00 | 6.28880 |
| 31/05/90 | 8.50000 | 31/08/93 | 3.4375 | 29/11/96 | 5.54300 | 29/02/00 | 6.33130 |
| 29/06/90 | 8.37500 | 30/09/93 | 3.3750 | 31/12/96 | 5.60160 | 31/03/00 | 6.52630 |
| 31/07/90 | 7.93750 | 29/10/93 | 3.4375 | 31/01/97 | 5.68750 | 28/04/00 | 6.73130 |
| 31/08/90 | 8.12500 | 30/11/93 | 3.5000 | 28/02/97 | 5.68750 | 31/05/00 | 7.10500 |
| 28/09/90 | 8.31250 | 31/12/93 | 3.5000 | 31/03/97 | 5.93750 | 30/06/00 | 7.00000 |
| 31/10/90 | 8.06250 | 31/01/94 | 3.3750 | 30/04/97 | 6.00000 | 31/07/00 | 6.89380 |
| 30/11/90 | 8.25000 | 28/02/94 | 4.0000 | 30/05/97 | 6.00000 | 31/08/00 | 6.83000 |
| 31/12/90 | 7.63000 | 31/03/94 | 4.2500 | 30/06/97 | 5.90630 | 29/09/00 | 6.76000 |
| 31/01/91 | 7.13000 | 29/04/94 | 4.6875 | 31/07/97 | 5.80080 | 31/10/00 | 6.72000 |
| 28/02/91 | 6.88000 | 31/05/94 | 5.0000 | 29/08/97 | 5.84380 | 30/11/00 | 6.64000 |
| 29/03/91 | 6.56250 | 30/06/94 | 5.2500 | 30/09/97 | 5.84380 | 29/12/00 | 6.20380 |
| 30/04/91 | 6.19000 | 29/07/94 | 5.3125 | 31/10/97 | 5.78520 | 31/01/01 | 5.26250 |
| 31/05/91 | 6.19000 | 31/08/94 | 5.3125 | 28/11/97 | 5.91410 | 28/02/01 | 4.90750 |
| 28/06/91 | 6.43750 | 30/09/94 | 5.7500 | 31/12/97 | 5.84380 | 30/03/01 | 4.71000 |
| 31/07/91 | 6.25000 | 31/10/94 | 5.9375 | 30/01/98 | 5.62500 | 30/04/01 | 4.30250 |
| 30/08/91 | 5.81250 | 30/11/94 | 6.5625 | 27/02/98 | 5.69530 | 31/05/01 | 3.98000 |
| 30/09/91 | 5.56250 | 30/12/94 | 7.0000 | 31/03/98 | 5.75000 | 29/06/01 | 3.90880 |
| 31/10/91 | 5.31250 | 31/01/95 | 6.6875 | 30/04/98 | 5.81250 | 31/07/01 | 3.68880 |
| 29/11/91 | 4.87500 | 28/02/95 | 6.4375 | 29/05/98 | 5.75000 | 31/08/01 | 3.45250 |
| 31/12/91 | 4.25000 | 31/03/95 | 6.5000 | 30/06/98 | 5.78130 | 28/09/01 | 2.52250 |
| 31/01/92 | 4.31250 | 28/04/95 | 6.3750 | 31/07/98 | 5.75000 | 31/10/01 | 2.14625 |
| 28/02/92 | 4.37500 | 31/05/95 | 6.0000 | 31/08/98 | 5.59380 | 30/11/01 | 2.03000 |
| 31/03/92 | 4.50000 | 30/06/95 | 5.9961 | 30/09/98 | 5.24610 | 30/12/01 | 1.98125 |
| 30/04/92 | 4.25000 | 31/07/95 | 5.8750 | 30/10/98 | 4.97840 | 31/01/02 | 2.03375 |
| 29/05/92 | 4.18750 | 31/08/95 | 5.9063 | 30/11/98 | 5.14770 | | |
| 30/06/92 | 4.00000 | 29/09/95 | 5.9453 | 31/12/98 | 5.06560 | | |
| 31/07/92 | 3.62500 | 31/10/95 | 5.8750 | 29/01/99 | 4.97090 | | |
| 31/08/92 | 3.56250 | 30/11/95 | 5.68750 | 26/02/99 | 5.12690 | | |
| 30/09/92 | 3.18750 | 29/12/95 | 5.50780 | 31/03/99 | 5.06000 | | |
| 30/10/92 | 3.56250 | 31/01/96 | 5.26560 | 30/04/99 | 5.04250 | | |
| 30/11/92 | 4.00000 | 29/02/96 | 5.29690 | 31/05/99 | 5.24500 | | |
| 31/12/92 | 3.6250 | 29/03/96 | 5.50000 | 30/06/99 | 5.65000 | | |
| 29/01/93 | 3.4375 | 30/04/96 | 5.56250 | 30/07/99 | 5.70500 | | |
| 26/02/93 | 3.3125 | 31/05/96 | 5.63280 | 31/08/99 | 5.91880 | | |
| 31/03/93 | 3.3750 | 28/06/96 | 5.78910 | 30/09/99 | 5.96130 | | |

Source: Bloomberg

The Issuer and the Dealer do not accept any responsibility for the calculation, maintenance or publication of the 6 month USD LIBOR rate or any successor rate.

The value of your investment may fluctuate. Results achieved in the past are no guarantee of future results.

**Pricing Supplement**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)**
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH**
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH**
**RABO AUSTRALIA LIMITED**
**RABOBANK IRELAND plc**

**Euro 40,000,000,000**
**Global Medium-Term Note Programme**
**Due from seven days to perpetuity**
**Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by**
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)**

**SERIES NO.: 323A**
**TRANCHE NO.:1**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) (the "Issuer")**

**USD 25,850,000 Callable Floating Rate to Fixed Rate Accrual Notes due 20 February 2009**

**Issue Price: 100.00 per cent.**

**Schroder Salomon Smith Barney**



The date of this Pricing Supplement is 20 February 2002

## Information Concerning Investment Risk

This is not a public offer of Notes. Other than with respect to the listing of the Notes on the Luxembourg Stock Exchange, no documentation relating to or detailing the terms of the Notes has been filed, registered with or approved by any authority in any jurisdiction and no action has been taken in any country or jurisdiction that would permit a public offering of the Notes. Noteholders and prospective purchasers will be deemed to represent that they have and will comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver the Notes.

Noteholders and prospective purchasers of Notes should ensure that they understand the nature of the Notes and the extent of their exposure to risk and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

On each Interest Payment Date from and including 20 August 2003 the Notes bear Interest dependant on a daily quotation of 6 month USD LIBOR on Telerate page 3750, during the relevant Interest Period, as more fully specified below. Therefore the quotation on each day may effect the value of Interest payable on the relevant Interest Payment Date or in fact whether any interest will be payable on such Interest Payment Date. The table included in the Annex hereto sets forth the value of 6 month USD LIBOR at 11:00 a.m. London time on the last business day of each month from 31 January 1990 to 31 January 2002. This table is purely for reference purposes, the historical movement of 6 month USD LIBOR under various economic circumstances is not necessarily indicative of the future performance of 6 month USD LIBOR or what the value of the Notes may be in the future. Any historical trend in the value of 6 month USD LIBOR set forth in the Annex is no indication that 6 month USD LIBOR or the value of the Notes is more or less likely to increase or decrease at any time during the term of the Notes.

Noteholders and prospective purchasers of Notes should conduct their own investigations and, in deciding whether or not to purchase Notes, prospective purchasers should form their own views of the merits of an investment related to the Index based upon such investigations and not in reliance on any information given in this Pricing Supplement.

Given the highly specialised nature of these Notes, the Issuer and the Dealer consider that they are only suitable for highly sophisticated investors who are able to determine for themselves the risk of an investment of this nature.

Consequently, if you are not an investor who falls within the description above you should not consider purchasing these Notes without taking detailed advice from a specialised professional adviser.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September, 2001, and the Supplemental Offering Circular dated 1 January, 2002 ( together the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeissen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeissen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Except as disclosed in this Pricing Supplement, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2000 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2000.

| | | |
|---|---|---|
| 1. | Issuer: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). |
| 2. | (i) Series Number: | 323A |
| | (ii) Tranche Number: | 1 |
| 3. | Specified Currency or Currencies: | United States Dollar ("USD"). |
| 4. | Aggregate Nominal Amount | |
| | (i) Series: | USD 25,850,000. |
| | (ii) Tranche: | USD 25,850,000. |
| 5. | Issue Price: | 100.00 per cent. of the Aggregate Nominal Amount. |
| 6. | Specified Denominations: | USD 50,000. |
| 7. | Issue Date: | 20 February 2002. |
| 8. | Maturity Date: | 20 February 2009. |
| 9. | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | No. |
| 10. | Interest Basis: | Floating Rate/Fixed Rate (further details specified below). |
| 11. | Redemption/Payment Basis: | Redemption at par. |
| 12. | Change of Interest Basis or Redemption/ Payment Basis: | Floating Rate for the period from, and including, the Issue Date to, but excluding, 20 February 2003, thereafter Fixed Rate for the period from, and including 20 February 2003 to, but excluding, the Maturity Date. |
| 13. | Put/Call Options: | Issuer Call Option (further details specified below). |
| 14. | Status of the Notes: | Senior. |
| 15. | Listing: | Luxembourg Stock Exchange |

16. Method of distribution: Non-syndicated.

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

17. **Fixed Rate Note Provisions**: Applicable

(i) Rate of Interest:

The amount of interest payable will be determined by the following:

**Accrual Rate** multiplied by **Accrual Days** divided by the actual number of days in the relevant Interest Period.

**"Accrual Days"** means the number of days in each Observation Period on which 6-month USD-LIBOR-BBA, as observed by reference to Telerate page 3750 as of 11:00 a.m. London time (the **"Reference Level"**), is greater than 0.00 per cent. but less than or equal to the **Maximum Reference Level**.

If the Telerate page 3750 is cancelled or unavailable, the fall back provisions described under the Definition of 6-month USD-LIBOR-BBA of the ISDA Definitions shall apply.

For any non-London Business Days falling during the **Observation Period** the Reference Level for such a day will be deemed to be the Reference Level as at the immediately preceding Business Day. The Reference Level for the last five calendar days immediately preceding any Interest Payment Date will be deemed to be equal to the Reference Level on the fifth calendar day prior to that Interest Payment Date, or the London Business Day immediately preceding the fifth calendar day prior to that Interest Payment Date should the fifth calendar day be a non-London Business Day.

**"Accrual Rate"** means:
6.25 per cent. for the period from and including 20 February 2003 to but excluding

20 February 2004.

6.75 per cent. for the period from and including 20 February 2004 to but excluding 20 February 2005.

7.25 per cent. for the period from and including 20 February 2005 to but excluding 20 February 2006.

7.75 per cent. for the period from and including 20 February 2006 to but excluding 20 February 2007.

8.25 per cent. for the period from and including 20 February 2007 to but excluding 20 February 2008.

8.75 per cent. for the period from and including 20 February 2008 to but excluding 20 February 2009.

**"Maximum Reference Level"** means:
6.25 per cent. for the period from and including 20 February 2003 to but excluding 20 February 2004.

6.75 per cent. for the period from and including 20 February 2004 to but excluding 20 February 2005.

7.25 per cent. for the period from and including 20 February 2005 to but excluding 20 February 2006.

7.75 per cent. for the period from and including 20 February 2006 to but excluding 20 February 2007.

8.25 per cent. for the period from and including 20 February 2007 to but excluding 20 February 2008.

8.75 per cent. for the period from and including 20 February 2008 to but excluding

20 February 2009.

**"Observation Period"** means the period from, and including, the first day in each relevant Interest Period to, but excluding, the immediately following Interest Payment Date.

| | | |
|---|---|---|
| | (ii) Interest Payment Date(s): | Interest is payable semi-annually in arrear on 20 February and 20 August in each year commencing on 20 August 2003 and ending on the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention for which the relevant Business Days are London and New York. |
| | (iii) Fixed Coupon Amounts: | To be determined no later than 2 London Business Days prior to each Interest Payment Date. |
| | (iv) Broken Amount: | Not applicable. |
| | (v) Day Count Fraction (Condition 1(a)): | Not applicable. |
| | (vi) Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not applicable. |
| 18. | **Floating Rate Note Provisions**: | Applicable. |
| | (i) Specified Period(s)/Specified Interest Payment Dates: | Interest is payable on 20 August 2002 and 20 February 2003.<br><br>For the avoidance of doubt the interest rate will be calculated as follows:<br><br>6 month USD-LIBOR-BBA plus 5.00 per cent., payable semi-annually in arrear for the period from and including 20 February 2002 to but excluding 20 February 2003 (further details specified below). |
| | (ii) Business Day Convention: | Modified Following Business Day Convention. |

| | | |
|---|---|---|
| (iii) | Additional Business Centre(s) (Condition 1(a)): | London. |
| (iv) | Manner in which the Rate(s) of Interest is/are to be determined: | ISDA Determination. |
| (v) | Interest Period Date(s): | Not Applicable. |
| (vi) | Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent): | Not Applicable. |
| (vii) | Screen Rate Determination (Condition 1(a)): | Not Applicable. |
| (viii) | ISDA Determination (Condition 1(a)): | Applicable. |
| | • Floating Rate Option: | USD-LIBOR-BBA. |
| | • Designated Maturity: | 6 months. |
| | • Reset Date: | The first day of each Interest Period. |
| | • ISDA Definitions: if different from those set out in the Conditions) | Not Applicable. |
| (ix) | Margin(s): | plus 5.00 per cent. |
| (x) | Minimum Rate of Interest: | 0.00 per cent. per annum. |
| (xi) | Maximum Rate of Interest: | Not Applicable. |
| (xii) | Day Count Fraction (Condition 1(a)): | Actual/360. |
| (xiii) | Rate Multiplier: | Not Applicable. |
| (xiv) | Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions: | The Interest Amount per Specified Denomination will be payable in USD and rounded to the nearest one cent, with one half of one cent being rounded up. |

| | | |
|---|---|---|
| 19. | **Zero Coupon Note Provisions**: | Not Applicable. |
| 20. | **Index Linked Interest Note Provisions**: | Not Applicable. |
| 21. | **Dual Currency Note Provisions**: | Not Applicable. |

## PROVISIONS RELATING TO REDEMPTION

| | | | |
|---|---|---|---|
| 22. | **Call Option** | | Applicable. |
| | (i) | Optional Redemption Date(s): | Each Interest Payment Date from and including 20 February 2003, subject to adjustment in accordance with the Modified Following Business Day Convention. |
| | (ii) | Optional Redemption Amount(s) and method, if any, of calculation of such amount(s): | 100.00 per cent. of the Aggregate Nominal Amount. |
| | (iii) | If redeemable in part: | |
| | | (a) Minimum nominal amount to be redeemed: | Not Applicable. |
| | | (b) Maximum nominal amount to be redeemed: | Not Applicable. |
| | (iv) | Option Exercise Date(s): | Not Applicable. |
| | (v) | Description of any other Issuer's option: | Not Applicable. |
| | (vi) | Notice period (if other than as set out in the Conditions): | The Issuer shall give notice of its intention to redeem the Notes, in whole or in part, no later than 5 London and New York Business Days prior to the relevant Optional Redemption Date. |
| 23. | **Put Option** | | Not applicable. |

| | | |
|---|---|---|
| 24. | **Final Redemption Amount** | 100 per cent. of the Aggregate Nominal Amount. |
| 25. | **Early Redemption Amount** | |
| | (i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes. |
| | (ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes. |
| | (iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)): | Yes. |

## GENERAL PROVISIONS APPLICABLE TO THE NOTES

| | | |
|---|---|---|
| **26.** | **Form of Notes:** | Bearer Notes. |
| | (i) Temporary or permanent global Note/Certificate: | Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. |
| | (ii) Applicable TEFRA exemption: | D Rules. |
| 27. | Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to Payment Dates: | London. |
| 28. | Talons for future Coupons or Receipts to be attached to Definitive Notes | No. |

| | | |
|---|---|---|
| | (and dates on which such Talons mature): | — |
| 29. | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and, consequences(if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable. |
| 30. | Details relating to Instalment Notes: | Not Applicable. |
| 31. | Redenomination, renominalisation and reconventioning provisions: | Not Applicable. |
| 32. | Consolidation provisions: | Not Applicable. |
| 33. | Other terms or special conditions: | So long as Bearer Notes are presented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders.<br><br>Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 34. | (i) | If syndicated, names of Managers: | Not Applicable. |
| | (ii) | Stabilising Manager (if any): | Not Applicable. |
| | (iii) | Dealer's Commission: | Not Applicable. |
| 35. | | If non-syndicated, name of relevant Dealer: | Salomon Brothers International Limited. |
| 36. | | Additional selling restrictions: | Not Applicable. |

## OPERATIONAL INFORMATION

| | | |
|---|---|---|
| 37. | ISIN Code: | XS0142454130. |
| 38. | Common Code: | 014245413 |
| 39. | Any clearing system(s) other than Euroclear and Clearstream Banking, société anonyme and the relevant identification number(s): | Not applicable. |
| 40. | Delivery: | Delivery against payment. |
| 41. | The Agents appointed in respect of the Notes are: | Fiscal, Paying and Calculation Agent: Deutsche Bank AG London.<br><br>Paying Agent: Deutsche Bank Luxembourg S.A. |

## GENERAL

| | | |
|---|---|---|
| 42. | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a): | Not applicable. |
| 43. | The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.140845producing a sum of (for Notes not denominated in Euro): | Euro 29,490,843 |
| 44. | In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.: | Not applicable. |
| 45. | Date of Pricing Supplement: | 20 February 2002. |
| 46. | Date of Base Offering Circular: | 27 September 2001 |

Signed on behalf of the Issuer:

By:...............................
*Duly Authorised*

ANNEX

| Date | LIBOR | Date | LIBOR | Date | LIBOR | Date | LIBOR |
|---|---|---|---|---|---|---|---|
| 31/01/90 | 8.43750 | 30/04/93 | 3.3125 | 31/07/96 | 5.88280 | 29/10/99 | 6.12000 |
| 28/02/90 | 8.43750 | 31/05/93 | 3.5000 | 30/08/96 | 5.77340 | 30/11/99 | 6.06380 |
| 30/03/90 | 8.68750 | 30/06/93 | 3.5000 | 30/09/96 | 5.73440 | 31/12/99 | 6.13130 |
| 30/04/90 | 8.87500 | 30/07/93 | 3.5000 | 31/10/96 | 5.56640 | 31/01/00 | 6.28880 |
| 31/05/90 | 8.50000 | 31/08/93 | 3.4375 | 29/11/96 | 5.54300 | 29/02/00 | 6.33130 |
| 29/06/90 | 8.37500 | 30/09/93 | 3.3750 | 31/12/96 | 5.60160 | 31/03/00 | 6.52630 |
| 31/07/90 | 7.93750 | 29/10/93 | 3.4375 | 31/01/97 | 5.68750 | 28/04/00 | 6.73130 |
| 31/08/90 | 8.12500 | 30/11/93 | 3.5000 | 28/02/97 | 5.68750 | 31/05/00 | 7.10500 |
| 28/09/90 | 8.31250 | 31/12/93 | 3.5000 | 31/03/97 | 5.93750 | 30/06/00 | 7.00000 |
| 31/10/90 | 8.06250 | 31/01/94 | 3.3750 | 30/04/97 | 6.00000 | 31/07/00 | 6.89380 |
| 30/11/90 | 8.25000 | 28/02/94 | 4.0000 | 30/05/97 | 6.00000 | 31/08/00 | 6.83000 |
| 31/12/90 | 7.63000 | 31/03/94 | 4.2500 | 30/06/97 | 5.90630 | 29/09/00 | 6.76000 |
| 31/01/91 | 7.13000 | 29/04/94 | 4.6875 | 31/07/97 | 5.80080 | 31/10/00 | 6.72000 |
| 28/02/91 | 6.88000 | 31/05/94 | 5.0000 | 29/08/97 | 5.84380 | 30/11/00 | 6.64000 |
| 29/03/91 | 6.56250 | 30/06/94 | 5.2500 | 30/09/97 | 5.84380 | 29/12/00 | 6.20380 |
| 30/04/91 | 6.19000 | 29/07/94 | 5.3125 | 31/10/97 | 5.78520 | 31/01/01 | 5.26250 |
| 31/05/91 | 6.19000 | 31/08/94 | 5.3125 | 28/11/97 | 5.91410 | 28/02/01 | 4.90750 |
| 28/06/91 | 6.43750 | 30/09/94 | 5.7500 | 31/12/97 | 5.84380 | 30/03/01 | 4.71000 |
| 31/07/91 | 6.25000 | 31/10/94 | 5.9375 | 30/01/98 | 5.62500 | 30/04/01 | 4.30250 |
| 30/08/91 | 5.81250 | 30/11/94 | 6.5625 | 27/02/98 | 5.69530 | 31/05/01 | 3.98000 |
| 30/09/91 | 5.56250 | 30/12/94 | 7.0000 | 31/03/98 | 5.75000 | 29/06/01 | 3.90880 |
| 31/10/91 | 5.31250 | 31/01/95 | 6.6875 | 30/04/98 | 5.81250 | 31/07/01 | 3.68880 |
| 29/11/91 | 4.87500 | 28/02/95 | 6.4375 | 29/05/98 | 5.75000 | 31/08/01 | 3.45250 |
| 31/12/91 | 4.25000 | 31/03/95 | 6.5000 | 30/06/98 | 5.78130 | 28/09/01 | 2.52250 |
| 31/01/92 | 4.31250 | 28/04/95 | 6.3750 | 31/07/98 | 5.75000 | 31/10/01 | 2.14625 |
| 28/02/92 | 4.37500 | 31/05/95 | 6.0000 | 31/08/98 | 5.59380 | 30/11/01 | 2.03000 |
| 31/03/92 | 4.50000 | 30/06/95 | 5.9961 | 30/09/98 | 5.24610 | 30/12/01 | 1.98125 |
| 30/04/92 | 4.25000 | 31/07/95 | 5.8750 | 30/10/98 | 4.97840 | 31/01/02 | 2.03375 |
| 29/05/92 | 4.18750 | 31/08/95 | 5.9063 | 30/11/98 | 5.14770 | | |
| 30/06/92 | 4.00000 | 29/09/95 | 5.9453 | 31/12/98 | 5.06560 | | |
| 31/07/92 | 3.62500 | 31/10/95 | 5.8750 | 29/01/99 | 4.97090 | | |
| 31/08/92 | 3.56250 | 30/11/95 | 5.68750 | 26/02/99 | 5.12690 | | |
| 30/09/92 | 3.18750 | 29/12/95 | 5.50780 | 31/03/99 | 5.06000 | | |
| 30/10/92 | 3.56250 | 31/01/96 | 5.26560 | 30/04/99 | 5.04250 | | |
| 30/11/92 | 4.00000 | 29/02/96 | 5.29690 | 31/05/99 | 5.24500 | | |
| 31/12/92 | 3.6250 | 29/03/96 | 5.50000 | 30/06/99 | 5.65000 | | |
| 29/01/93 | 3.4375 | 30/04/96 | 5.56250 | 30/07/99 | 5.70500 | | |
| 26/02/93 | 3.3125 | 31/05/96 | 5.63280 | 31/08/99 | 5.91880 | | |
| 31/03/93 | 3.3750 | 28/06/96 | 5.78910 | 30/09/99 | 5.96130 | | |

Source: Bloomberg

The Issuer and the Dealer do not accept any responsibility for the calculation, maintenance or publication of the 6 month USD LIBOR rate or any successor rate.

The value of your investment may fluctuate. Results achieved in the past are no guarantee of future results.

**Pricing Supplement**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
**RABO AUSTRALIA LIMITED**
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)
**RABOBANK IRELAND plc**
(a company incorporated with limited liability in Ireland)



Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**

**SERIES NO: 258A**

**TRANCHE NO: 2**

**RABO AUSTRALIA LIMITED**
**(the "Issuer")**

**AUD 50,000,000**
**5.00 per cent. Guaranteed Notes 2001 due 2 November 2005**
**to be consolidated and form a single Series with the AUD 100,000,000**
**5.00 per cent. Guaranteed Notes 2001 due 2 November 2005 issued on 2 November 2001**

Issue Price: 98.855 per cent. (plus 118 days' accrued interest)

**ROYAL BANK OF CANADA EUROPE LIMITED**
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK INTERNATIONAL)**
**COMMONWEALTH BANK OF AUSTRALIA**
**KBC BANK NV**

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with the Offering Circular dated 27 September 2001 and the Supplemental Offering Circular dated 1 January 2002 (together, the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. On the Exchange Date, the Notes will become consolidated and form a single Series with the AUD 100,000,000 5.00 per cent. Guaranteed Notes 2001 due 2 November 2005 issued on 2 November 2001 (the "**Original Issue**").

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

The additional selling restrictions in paragraph 36 of this Pricing Supplement are applicable.

The Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption Regulation (*"Vrijstellingsregeling Wet toezicht effectenverkeer 1995"*) as more fully set out in paragraph 36 of this Pricing Supplement and each of the Managers and the Issuer will be required to represent and agree that it has not publicly promoted and will not publicly promote the offer or sale of the Notes (including rights representing an interest in the Global Note) by conducting a generalised advertising or cold-calling campaign in The Netherlands.

Except as disclosed in this Pricing Supplement, there has been no significant change in the financial or trading position of the Issuer, the Guarantor or of the Group since 31 December 2000 and no material adverse change in the financial position or prospects of the Issuer, the Guarantor or of the Group since 31 December 2000.

Signed: ______________________ Signed: ______________________

Authorised Signatory of Issuer | Authorised Signatory of Guarantor

In connection with this issue of Notes, Royal Bank of Canada Europe Limited (the "**Stabilising Manager**") (or any person acting for the Stabilising Manager) may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Manager (or any agent of the Stabilising Manager) to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilising shall be in compliance with all applicable laws, regulations and rules.

| | | | |
|---|---|---|---|
| 1. | (i) | Issuer: | Rabo Australia Limited |
| | (ii) | Guarantor: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| 2. | (i) | Series Number: | 258A |
| | (ii) | Tranche Number: | 2 |
| 3. | | Specified Currency or Currencies: | Australian Dollars ("**AUD**") |
| 4. | | Aggregate Nominal Amount: | |
| | (i) | Series: | AUD 150,000,000 |
| | (ii) | Tranche: | AUD 50,000,000 |
| 5. | (i) | Issue Price: | 98.855 per cent. of the Aggregate Nominal Amount of the Tranche plus 118 days' accrued interest |
| | (ii) | Net proceeds: | AUD 48,615,000 plus accrued interest (less agreed expenses) |
| 6. | | Specified Denominations: | AUD 1,000, AUD 10,000 and AUD 100,000 |
| 7. | | Issue Date: | 28 February 2002 |
| 8. | | Maturity Date: | 2 November 2005 |
| 9. | | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | No |
| 10. | | Interest Basis: | 5.00 per cent. Fixed Rate (further particulars specified below) |
| 11. | | Redemption/Payment Basis: | Redemption at par |
| 12. | | Change of Interest or Redemption/Payment Basis: | Not Applicable |
| 13. | | Put/Call Options: | Not Applicable |

| | | |
|---|---|---|
| 14. | Status of the Notes: | Senior |
| 15. | Listing: | Luxembourg Stock Exchange |
| 16. | Method of distribution: | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 17. | **Fixed Rate Note Provisions** | | Applicable |
| | (i) | Rate of Interest: | 5.00 per cent. per annum payable annually in arrear |
| | (ii) | Interest Payment Date(s): | 2 November in each year commencing on 2 November 2002 and ending on the Maturity Date |
| | (iii) | Fixed Coupon Amount(s): | AUD 50.00 for each AUD 1,000 denominated Note, AUD 500.00 for each AUD 10,000 denominated Note, and AUD 5,000.00 for each AUD 100,000 denominated Note |
| | (iv) | Broken Amount: | Not Applicable |
| | (v) | Day Count Fraction (Condition 1(a)): | Actual/Actual (ISMA) |
| | (vi) | Determination Date(s) (Condition 1(a)): | Interest Payment Dates |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| 18. | **Floating Rate Provisions** | | Not Applicable |
| 19. | **Zero Coupon Note Provisions** | | Not Applicable |
| 20. | **Index Linked Interest Note Provisions** | | Not Applicable |
| 21. | **Dual Currency Note Provisions** | | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | | |
|---|---|---|---|
| 22. | **Call Option** | | Not Applicable |
| 23. | **Put Option** | | Not Applicable |
| 24. | **Final Redemption Amount** | | Nominal Amount |
| 25. | **Early Redemption Amount** | | |
| | (i) | Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if | Yes |

| | | | |
|---|---|---|---|
| | | different from that set out in the Conditions): | |
| | (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) | Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)): | Yes |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | | |
|---|---|---|---|
| 26. | **Form of Notes:** | | **Bearer Notes** |
| | (i) | Temporary or Permanent Global Note/Certificate: | Temporary Global Note exchangeable for Definitive Notes in bearer form not earlier than 40 days after the Issue Date but as soon as practicable thereafter upon certification as to non-US beneficial ownership |
| | (ii) | Applicable TEFRA exemption: | D Rules |
| 27. | Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | | London, New York, Sydney and TARGET |
| 28. | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | | No |
| 29. | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | | Not Applicable |
| 30. | Details relating to Instalment Notes: | | Not Applicable |
| 31. | Redenomination, renominalisation and reconventioning provisions: | | Not Applicable |
| 32. | Consolidation provisions: | | Not Applicable |
| 33. | Other terms or special conditions: | | Not Applicable |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 34. | (i) | If syndicated, names of Managers: | Royal Bank of Canada Europe Limited<br>Coöperatieve Centrale Raiffeisen - Boerenleenbank B.A. (Rabobank International) |

| | | |
|---|---|---|
| | | Commonwealth Bank of Australia<br>KBC Bank NV |
| | (ii) Stabilising Manager (if any): | Royal Bank of Canada Europe Limited |
| | (iii) Dealer's Commission: | Combined management and underwriting commission of 0.25 per cent. of the Aggregate Nominal Amount of the Notes and a selling concession of 1.375 per cent. of the Aggregate Nominal Amount of the Notes |
| 35. | If non-syndicated, name of Dealer: | Not Applicable |
| 36. | Additional selling restrictions: | **The Netherlands**: The Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption Regulation (*"Vrijstellingsregeling Wet toezicht effectenverkeer 1995"*) meaning that:<br><br>(i) the Notes are subscribed for and placed by a syndicate of which at least two members are established in different member states that are a party to the treaty to the EEA;<br><br>(ii) 60 per cent. or more of the Notes is placed by syndicate members which are established in one or more states other than Australia; and<br><br>(iii) investors may only acquire the Notes being offered through the intermediary of a credit institution (registered with the Dutch Central Bank) or another financial institution which in the conduct of a business or profession provides one or more services described in Annex I to the Banking Co-Ordination Directive (2000/12/EC).<br><br>Each of the Managers and the Issuer represents and agrees that it has not publicly promoted and will not publicly promote the offer or sale of the Notes (including rights representing an interest in the Global Note) by conducting a generalised advertising or cold-calling campaign in The Netherlands.<br><br>**United Kingdom**<br><br>In place of the selling restrictions relating to the United Kingdom set out in the Offering |

Circular under the heading "Plan of Distribution", the following shall apply:

Each Manager represents, warrants and agrees that:

(i) it has not offered or sold and, prior to the expiry of a period of six months from the Closing Date, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**")) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

**OPERATIONAL INFORMATION**

37. ISIN Code: Until the Notes are consolidated and form a single Series with the Original Issue Notes, the Notes will have the temporary ISIN Code XS0143706926. Thereafter, the ISIN Code

| | | |
|---|---|---|
| | | will be XS0137133327. |
| 38. | Common Code: | Until the Notes are consolidated and form a single Series with the Original Issue Notes, the Notes will have the temporary Common Code 14370692. Thereafter, the Common Code will be 13713332. |
| 39. | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s): | Not Applicable |
| 40. | Delivery: | Delivery against payment |
| 41. | The Agents appointed in respect of the Notes are: | Deutsche Bank AG London as Fiscal and Paying Agent and Deutsche Bank Luxembourg S.A. as Paying Agent. |

**GENERAL**

| | | |
|---|---|---|
| 42. | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a): | Not Applicable |
| 43. | The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.592057, producing a sum of (for Notes not denominated in Euro): | Euro 29,602,850 |
| 44. | In the case of Notes listed on the Paris Stock Exchange: | Not Applicable |
| 45. | In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.: | Not Applicable |
| 46. | Date of Pricing Supplement: | 26 February 2002 |
| 47. | Date of Base Offering Circular: | 27 September 2001 (as supplemented on 1 January 2002) |

Signed on behalf of the Issuer:

**RABO AUSTRALIA LIMITED**

By:

Duly authorised

Date: 26 February 2002

Signed on behalf of the Guarantor:

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)**

By: __________________________
Duly authorised

Date: 26 February 2002